Contact

www.linkedin.com/in/sampayrovi (LinkedIn)
elixr.miami (Company)
arkhaus.club (Company)

Top Skills

Analysis
Fixed Income
Bonds

Languages

English (Native or Bilingual)
Persian (Native or Bilingual)
Spanish (Limited Working)

Certifications

Series 7
Series 63

Patents

Method and System for Transactions Involving a Mortgage Product That is Backed by a Mortgaged Property and Additional Financial Instruments

Sam Payrovi

Founder-CEO of The Ark Companies [ARKHAUS, E-lixr, Arkup]; Propelling Maritime Transport & Hospitality Into a Zero-Emission Future
Miami, Florida, United States

Summary

Specialties: Asset Backed Securities, Mortgage Backed Securities, Interest-Rate Derivatives, Mortgages, Property/Real Estate/Housing Derivatives

Experience

{E-LIXR}
CEO & Co-Founder
March 2023 - Present (2 years 10 months)
Miami, Florida, United States

ARKHAUS
4 years 7 months

Co-Founder & CEO
November 2021 - Present (4 years 2 months)
Miami, Florida, United States

CEO & Co-Founder
June 2021 - Present (4 years 7 months)
Miami, FL

CSTM HAUS
Founder, CEO
January 2020 - January 2023 (3 years 1 month)
Greater New York City Area

CONSORTIUM
Founder, CEO
February 2016 - January 2023 (7 years)
Greater New York City Area

Saintly Bags
Founder, CEO

October 2014 - January 2023 (8 years 4 months)
New York, New York

Saintly Bags is a travel & fashion lifestyle brand. Designers of sumptuous, customizable, and hand-made leather products, Saintly aims to beautify and simplify our travel lifestyles.

Steeped in New York City heritage, Saintly's NYC hand-production studios achieve the beautiful designs, exacting specifications, and tremendous build quality you would expect of a world class brand from such a world class city.

Mesirow Financial

Fixed Income Sales

November 2012 - October 2014 (2 years)
Greater New York City Area

The PrinceRidge Group

Director - ABS Trading; Fixed Income Sales

March 2011 - October 2012 (1 year 8 months)
New York, NY

• Establish ABS Desk: Create a full-time Consumer ABS Trading Desk as part of PrinceRidge's Structured Products growth plan

• Trading Performance: Returned unlevered low teens yield by actively trading mostly AAA/AA positions; Maintain a book of principal positions open to all ratings and sectors, limited to certain risk criteria.

• Product Coverage: Solely responsible for trading all Consumer ABS products including: All Autos, Student Loans, Credit Cards, Manufactured Housing, Rec Vehicles, Fleet, Container, Aircraft, Timeshare, XXX Insurance, and Utility RRB

• Fixed Rate Active Hedging: Transact all necessary hedges; Currently developing an active hedging strategy to more efficiently capture gains on positions

• FFELP Bid-Ask Curves: Developed SLMA/NSLT 'prepay-adjusted clean curves' to actively show markets, create value, and affect transactions

• Developed Models to 1) track and compare all daily street offerings, highlighting cheap bonds and outlying bids; 2) track BWICs, develop Price

Talk; 3) track all standing and live client axes and criteria; 4) warehouse all account and coverage information. Integrated these models in order to cross-reference street offerings, BWICs, and axes to highlight actionable scenarios and alert the appropriate account or salesperson efficiently.

The ProtEquity Group
CEO, Founder
October 2008 - December 2010 (2 years 3 months)

• Conceptualized and developed a Home Equity Protection (HEP) product upon introduction of an effective risk transfer method

• Developed business plan, product and market analytics, and other offering materials to raise investment capital

• Wrote and filed a business method patent for the HEP Communications Network, creating ProtEquity's primary barrier to entry for competitors

• Networked and communicated with leaders across Mortgage, MBS, and Real Estate Derivatives industries to refine the product and obtain key partnerships

• Working to develop a partnership with the CME to create a market maker in order to bring liquidity and price discovery to their Real Estate Products

RBS Greenwich Capital
Head of Consumer ABS Structuring & Analytics
July 2006 - October 2008 (2 years 4 months)

• Execute entire structuring and analytics effort for every NMABS product including auto, credit card, student-loan, timeshare, utility rate-reduction, ABCP conduit, Regulation XXX re-insurance, and timberland purchase securitizations

• Joined group with limited structuring experience, minimal NMABS product knowledge, and no structuring assistance or instruction. Reverse-engineered variations of each product for an in-depth technical understanding of products as well as issuer and market practices and standards

• Built the only known credit card master trust model with full loss analysis. It is believed no issuer or underwriter has a model of this complete capability

• Developed the firm's proprietary XXX, timberland, and utility rate-reduction analytics models

• Performed thorough analysis of collateral as well as issuer and comparison deals for superior RFP performance and transaction execution

• RBSGC won IFR's 2007 North American Securitization House of the Year Award with much of the success attributed to Non-Mortgage ABS' ascendancy from 11th to 3rd in league tables and an emphasis on expertise in structuring and distribution

Bear Stearns

4 years 1 month

Interest Rate Derivatives Sales

January 2004 - July 2005 (1 year 7 months)

• Interest Rate Derivatives Sales across a complete range of vanilla and non-vanilla products including swaps, options, caps (including securitization hedging), floors, Lehman Agg and Total Return swaps, MTA swaps, brokered CD swaps, and some credit derivatives

• Tailored derivative products for clients' individual needs; Guided clients' trading with techniques as well as market trends and direction

• Assisted in creating MTA swaps. Managed client's expectations and trader's willingness to derive accurate analytics and pricing to bring the product to market

• Educated clients regarding securitization hedging strategies; managed documentation timeliness of trust closing process for clients

• Bolstered the most lucrative book in the group by 25% (while other books in group declined) by 1) rapidly learning the derivative markets and the sales position; 2) trading all products in less than 6 months of introduction to derivatives; 3) streamlining complex trade analysis and trade documentation processes

• Developed and implemented three macro models to 1) reduce aggregated trade analysis time by over 95% and remove human error; 2) Create and process trade documents; 3) Snapshot and manipulate daily market-data for various clients' needs

MBS/ABS Structuring & Analytics

July 2001 - January 2004 (2 years 7 months)

• Core team member of Bear Stearns' F.A.S.T. group; Experience in modeling and reverse-engineering ABS/MBS for secondary trading analysis

• Deal closings: Executed approximately 25 deals

• Possess detailed knowledge of a broad range of ABS/MBS structures, including home equity, ARMs, manufactured housing, NIMs, auto, tax-lien, and tobacco settlement deals. Possess a thorough understanding of Intex CDI code and systems

• Provide fixed income analysis and support to trading desks and sales force for market bids and portfolio valuations

• Redesigned and implemented Bear's Fannie/Freddie guaranty fee model for Whole Loan Trading Desk, also used by other groups to price loan packages

• Implemented an automated marketing sheet production tool used for research and performance analysis through combined use of Bloomberg, Intex, ABSNet, Bear Stearns' data and yield tables in one master model

Education

UCLA

Specialization, Business · (1996 - 2001)

University of California, Los Angeles

Bachelor of Science, Physiological Sciences · (1996 - 2001)

Santa Teresa High School

· (1992 - 1996)